919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com
September 8, 2009
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Mr. Jeffrey Riedler Ms. Nandini Acharya

Re:	Tower Group, Inc. Registration Statement on Form S-4 Filed July 31, 2009 File No. 333-160961 Specialty Underwriters’ Alliance PREM 14A Filed July 31, 2009 File No. 000-50891
Dear Mr. Riedler and Ms. Acharya:
     On behalf of Tower Group, Inc. (“Tower”) and Specialty Underwriters’ Alliance, Inc. (“SUA”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 26, 2009 (the “Comment Letter”), with respect to the Proxy Statement on Schedule 14A filed by SUA with the Commission on July 31, 2009 (File No. 000-50891) (the “Schedule 14A”) and the Registration Statement on Form S-4 filed by Tower with the Commission on July 31, 2009 (File No. 333-160961) (the “Form S-4”). In connection with this response to the Comment Letter, Tower and SUA are respectively filing electronically with the Commission today Amendment No. 1 to the Form S-4 (the “Amended Form S-4”) and Amendment No. 1 to the Schedule 14A (the “Amended Schedule 14A”).
     The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments in the Comment Letter is restated in bold italics prior to the response.
New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amended Form S-4.
PREM 14A
General
1.	We are in the process of reviewing your Form 10-K for the period ended December 31, 2008. All outstanding comments related to the Form 10-K will need to be fully resolved before we can clear your proxy filing for mailing to shareholders.
Response: SUA acknowledges that all outstanding comments related to SUA’s Form 10-K for the period ended December 31, 2008 will need to be fully resolved before the Staff can clear the proxy filing for mailing to stockholders. SUA responded to Staff comments on its Form 10-K for the period ended December 31, 2008 on August 13, 2009.
2.	Please review our comments below related to the Tower Group, Inc. Form S-4 and conform the related disclosure in your proxy filing accordingly.
Response: The disclosure in the Amended Schedule 14A has been conformed to the changes made in the Amended Form S-4 in response to the Staff’s comments below.
Form S-4
General
3.	We are in the process of reviewing your Form 10-K for the period ended December 31, 2008. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement on Form S-4 until we resolve all issues concerning the Form 10-K.
Response: Tower acknowledges that the Staff will not be in a position to consider a request for acceleration of effectiveness of the Form S-4 until all issues have been resolved concerning Tower’s Form 10-K for the period ended December 31, 2008. Tower has responded to Staff comments on its Form 10-K for the period ended December 31, 2008 on August 17, 2009.
4.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interview, telephone, or

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

telegram, and all other soliciting material that will be furnished to the security holders of either company.
Response: Tower and SUA acknowledge that they are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of SUA through personal interview, telephone, or telegram, and all other soliciting materials that will be furnished to the security holders of either Tower or SUA. Tower and SUA intend to file any such written solicitation materials with the Commission.
5.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes in accordance with our comments.
Response: Tower and SUA acknowledge that where the Staff provides examples to illustrate its comments, they are examples and not complete lists. To the extent applicable, the disclosure in other portions of the Amended Form S-4 has been revised in response to the Staff’s comments.
6.	We note that the legal opinion and consent have not been filed. We will need time to review these exhibits once they have been filed. Please file them as soon as practicable.
Response: In response to the Staff’s comment, attached to this letter as Exhibit A, is a form of legal opinion from Debevoise & Plimpton LLP regarding the legality of Tower common stock. Prior to effectiveness of the Form S-4, Debevoise & Plimpton LLP will execute and deliver this opinion to Tower and this opinion will be filed as Exhibit 5.1 to the Form S-4 by amendment.
Registration Statement Cover Page
7.	We note your statement in footnote (1) to the fee table that you will file an amendment to this registration statement to reflect the increase in the number of shares of Tower common stock to be issued. Please note that you cannot register additional shares on a post-effective amendment. Accordingly, please delete the reference in footnote (1) to registering new shares by amendment. You may file a new registration statement to register the shares pursuant to Rule 462(b) or Rule 429. A registration statement filed under Rule 462(b) would become effective automatically upon filing but would be limited to the registration of an additional twenty percent of the shares. A registration

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

statement filed under Rule 429 would not be limited as to the amount of shares that may be registered but would not be effective automatically.
Response: In response to the Staff’s comment, footnote (1) to the fee table on the cover page of the Amended Form S-4 has been revised to provide that Tower will file a registration statement under Rule 462(b) or Rule 429 under the Securities Act, as applicable, following the effective date of the Form S-4 to reflect any increase in the number of shares of Tower common stock to be issued.
Summary, page 2
8.	Please revise your summary to include a reference to the table on page 58 that sets forth the merger consideration per share of SUA stock at various average Tower stock prices.
Response: In response to the Staff’s comment, the disclosure on page 2 of the Amended Form S-4 has been revised to include a reference to the table on page 67 of the Amended Form S-4 that sets forth the merger consideration per share of SUA stock at various average Tower stock prices.
SUA’s Reasons for the Merger, page 3
9.	Please disclose Tower’s A.M. Best Company rating and SUA’s A.M. Best Company rating. Please also disclose the relative position of each company’s rating on the overall A.M. Best rating scale (e.g. fourth highest of 16 ratings, third highest of 12 ratings, etc.).
Response: The disclosure on pages iv, 1, 3, 4, 14, 38, 44, 54, 85 and 86 has been revised in accordance with the Staff’s comment to disclose Tower’s and SUA’s A.M. Best Company Rating, including the relative positions of each company’s ratings to the overall A.M. Best Company rating scale.
Tower’s Reasons for the Merger, page 3
10.	Here and elsewhere as appropriate, please identify the source and amount of the substantial pool of capital that you indicate will be available to Tower as a result of the merger. To support your statement that the cost of this pool of capital will be attractive, please also quantify the cost of such capital and compare it to Tower’s average cost of capital.

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: In response to the Staff’s comment, the disclosure on pages iv, 4, 14 and 53 of the Amended Form S-4 has been revised to delete the statement that the merger provides Tower with access to a large pool of capital at an attractive cost of capital.
Material U.S. Federal Income Tax Consequences, page 4
11.	Please state whether you might consider waiving the condition to consummation of the merger that tax opinions are received from each company’s counsel indicating that the merger will be a Section 368(a) reorganization for tax purposes and that the merger will be tax-free to the shareholders of SUA. If so, please state whether you would resolicit shareholder approval if such a waiver were to occur.
Response: Tower and SUA respectfully advise the Staff that neither Tower nor SUA has a present intention to waive the condition to consummation of the merger that tax opinions are received from each of Tower’s and SUA’s counsel indicating that the merger will be a Section 368(a) reorganization for tax purposes. In the event that the tax opinions cannot be delivered at the closing of the merger, Tower and SUA will analyze the relevant facts and circumstances at such time to determine whether such a waiver would be in the best interests of their respective companies and shareholders. Tower and SUA supplementally inform the Staff that they intend to recirculate the proxy statement/prospectus and resolicit the SUA stockholders’ adoption of the merger agreement if the parties waive the condition to consummation of the merger that tax opinions are received from each of Tower’s and SUA’s counsel.
Conditions to Completion of the Merger, page 5
12.	It appears that waiver of some of the conditions, including the condition regarding regulatory approvals, would result in material changes to your document potentially requiring recirculation. Please disclose whether you would recirculate your document if either of these or other material conditions were to be waived. If you would not, then please provide disclosure supporting your determination that recirculation would not be necessary.
Response: Tower and SUA respectfully advise the Staff that each of Tower and SUA acknowledges that the waiver of certain of the conditions to the closing of the merger may require material changes to the proxy statement/prospectus and recirculation of the proxy statement/prospectus to SUA stockholders. At this time, neither Tower nor SUA intends to waive any such conditions to the closing of the merger. In the event that either Tower or SUA waives any conditions to the closing of the merger, Tower and SUA will analyze the relevant facts and circumstances of such waiver to determine whether such

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

waiver requires material changes to the proxy statement/prospectus and recirculation of the proxy statement/prospectus to SUA stockholders, an analysis that Tower and SUA would also conduct with respect to any other material developments that occur after circulation of the proxy statement/prospectus to stockholders and prior to the special meeting of SUA stockholders at which SUA stockholders will consider adoption of the merger agreement. Tower and SUA supplementally inform the Staff that, in the event that Tower and SUA determine that any waiver of a condition to the closing of the merger requires material changes to the proxy statement/prospectus and recirculation of the proxy statement/prospectus to SUA stockholders, Tower and SUA undertake to the Staff to revise the proxy statement/prospectus accordingly and recirculate the proxy statement/prospectus to SUA stockholders.
Termination Fees and Expenses, page 6
13.	Please summarize here the circumstances under which the termination fees and expenses are triggered. Similarly revise the risk factor on page 8 titled “Failure to complete the merger may negatively impact Tower’s and SUA’s respective businesses, financial conditions, results of operations, prospects and stock prices.”
Response: In response to the Staff’s comment, the disclosure on pages 6-7 of the Amended Form S-4 has been revised to summarize the circumstances under which the termination fees and expense reimbursement payments are triggered. The risk factor on pages 9-10 titled “Failure to complete the merger may negatively impact Tower’s and SUA’s respective businesses, financial conditions, results of operations, prospects and stock prices” has also been revised in accordance with the Staff’s comments.
Risk Factors, page 8
Risks Relating to the Pending Merger, page 8
“The announcement and pendency of the merger could have an adverse effect on Tower’s or SUA’s stock price, businesses, financial conditions, results of operations or business prospects.” page 9
14.	Please advise us as to whether you are aware of any existing or potential challenges with third parties regarding the continuation of business and contractual relationships as a result of the merger or having Tower become a successor in interest to such agreements. If so, please provide a separate and appropriately-titled risk factor discussing such specific circumstances.

\

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: Tower and SUA respectively advise the Staff that neither Tower nor SUA is presently aware of any existing or potential challenges with third parties regarding the continuation of business and contractual relationships as a result of the merger or having Tower become a successor in interest to such agreements.
Risk Factors Relating to the Combined Company Following the Merger, page 11
“The parties must obtain governmental and other consents...” page 11
15.	Please specifically disclose and discuss the principal federal and state agencies whose consent is required to complete the merger.
Response: In response to the Staff’s comment, the disclosure on page 13 of the Amended Form S-4 has been revised to disclose and discuss the principal federal and state agencies whose consent is required to complete the merger.
“The loss of key personnel could have a material adverse effect...” page 11
16.	Please state whether each company maintains employment contracts with its respective key personnel and disclose the term and termination provisions of the same if applicable.
Response: The disclosure on pages 14-15, 56-57 and 86-88 of the Amended Form S-4 has been revised in accordance with the Staff’s comments to disclose the fact that each of SUA and Tower maintains employment agreements with their respective key employees and the applicable term and termination provisions of such agreements.
17.	To the extent that either company has experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave employment in the near future.

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: Tower and SUA respectfully advise the Staff that to date neither Tower nor SUA has experienced difficulties in attracting and retaining key personnel. Since the beginning of their respective operations, Tower and SUA have been successful in filling, either internally or externally, new positions as they are created. SUA is not aware of any key personnel who have plans to retire or leave employment in the near future. In response to the Staff’s comment, although unrelated to the merger and although no notice of election to retire has been provided, the disclosure on page 88 of the Amended Form S-4 has been revised to disclose the currently anticipated retirement of Francis M. Colalucci, Senior Vice President, Chief Financial Officer, Treasurer and Director of Tower.
“The market price of Tower common stock after the merger may be affected by factors different...” page 11
18.	The risk you are disclosing is not clear. Please revise to explain what the different factors are which may affect the market price of Tower stock and what the potential effects to SUA shareholders might be.
Response: The disclosure on page 15 of the Amended Form S-4 has been revised in accordance with the Staff’s comment.
“The shares of Tower common stock to be received by SUA stockholders as a result of the merger will have different rights...” page 13
19.	Please revise this risk factor to provide specific examples of the rights that will be less advantageous to SUA stockholders as Tower stockholders.
Response: The disclosure on page 16 of the Amended Form S-4 has been revised in accordance with the Staff’s comment.
Market Price and Dividend Information, page 28
20.	Please update the stock prices to include the prices the day prior to the announcement of the merger as well as the prices as of the latest practicable date.

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: The disclosure on page 34 of the Amended Form S-4 has been revised in accordance with the Staff’s comment.
The Merger, page 30
Background of the Merger, page 30
21.	We note you reference “SUA’s senior management” and “management” throughout this section. In each circumstance, please revise the disclosure to specifically identify the name of each member of the SUA management team to which you are referring. We may have further comments.
Response: The disclosure in “The Merger — Background of the Merger” has been revised in response to the Staff’s comment to specifically identify the name of each member of the SUA management team to which SUA was referring.
22.	Please expand your discussion of the SUA board and management’s ongoing review and assessment of opportunities for strategic growth. For example, in evaluating strategic transactions, if you were looking for companies of a particular size or with specific attributes, please include this information in the discussion. Additionally, describe the types of strategic transactions that were considered.
Response: The discussion of the SUA board’s and management’s ongoing review and assessment of opportunities for strategic growth has been expanded on pages 36-43, in response to the Staff’s comment. The revised disclosure includes a discussion of the specific attributes used in evaluating strategic opportunities as well as a description of the types of strategic transactions that were considered.
23.	Please provide more detail regarding the private equity fund with experience in investing in the insurance industry which indicated that it might be interested in sponsoring a “going-private” transaction. Did this firm propose specific terms for such a transaction? Did the board evaluate those terms?

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: The disclosure on page 37 has been revised in response to the Staff’s comment to provide more detail regarding the private equity fund with experience in investing in the insurance industry which indicated that it might be interested in a “going-private” transaction and to include a discussion of certain terms of the proposed transaction and the SUA board’s then current instructions to management regarding transaction proposals.
24.	Please clarify whether, in addition to its decision not to agree to the extended exclusivity period sought by Company 1 as described on page 31, the SUA board evaluated the other material terms of Company 1’s proposal and what conclusions the board made regarding the proposed transaction. Please disclose the size of Company 1 and its relevant attributes.
Response: The disclosure on page 37 relating to Company 1 has been revised in response to the Staff’s comment to clarify that SUA and Company 1 did not enter into an initial exclusivity period, but rather SUA’s board determined not to enter into the exclusivity period that Company 1 had requested. The disclosure on page 37 has also been revised in response to the Staff’s comment to describe the SUA board’s evaluation of the material terms of Company 1’s proposal, the conclusions the board made and the size of Company 1 and its relative attributes.
25.	In addition to the $50,000 previously paid to FBR in connection with the earlier unsolicited proposals, please disclose any other fees paid to FBR by Tower, SUA or any of their respective affiliates or representatives.
Response: No fees except those relating to SUA’s initial public offering have been paid to FBR by SUA or its affiliates or representatives. In response to the Staff’s comment, the disclosure on pages 38 and 53 of the Amended Form S-4 has been revised to disclose fees paid to FBR by Tower and its affiliates or representatives during the last two completed fiscal years and by SUA and its affiliates in connection with SUA’s initial public offering.
26.	In accordance with Rule 418, please provide us supplementally with copies of any non-public information — documents, financial forecasts, projections and presentations — used by SUA to evaluate the strategic transactions referenced, including any materials provided by FBR in the March 23, 2009 meeting with the Strategic Review Committee. We may have additional comments.
Response: Copies of non-public information including presentations used by SUA to evaluate the strategic transactions referenced, including the materials provided by FBR to the Strategic Review Committee on March 27, 2009 (which are substantially similar to

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

the draft materials provided to the Strategic Review Committee on March 23, 2009), are being provided supplementally to this response and on a confidential basis.
27.	At a meeting on April 3, 2009, the Strategic Review Committee and FBR discussed potential third parties that might be interested in exploring a potential transaction with SUA. Please disclose what types of companies were discussed and how such parties were identified. Disclose how the list of 34 prospective parties approved by the Strategic Review Committee was derived.
Response: In response to the Staff’s comment, a description of the types of companies that were discussed and how such parties were identified at the April 3, 2009 meeting of the Strategic Review Committee has been added to the disclosure on page 39 of the Amended Form S-4, including additional disclosure regarding how the list of 34 prospective parties approved by the Strategic Review Committee was derived.
28.	Please provide greater detail regarding Company 2 and Company 3, including the size of each company and its relevant attributes.
Response: In response to the Staff’s comment, the discussion on page 40 of the Amended Form S-4 has been revised to provide greater detail regarding Company 2 and Company 3, including the size of each company and its relevant attributes.
29.	Explain why Company 1’s proposal was determined not to be adequate by SUA’s board of directors. See comment 30 above.
Response: In response to the Staff’s comment, an explanation of why Company 1’s proposal was determined not to be adequate by SUA’s board of directors has been added to page 37 of the Amended Form S-4.
30.	Please identify the type of entity Company 4 was, its size and relevant attributes. Please explain in greater detail why the Strategic Review Committee concluded that Company 4’s indication of interest was inadequate in light of Tower’s proposal.
Response: In response to the Staff’s comment, additional information, including the type of entity Company 4 was, its size and relevant attributes, as well as greater detail as to why the Strategic Review Committee concluded that Company 4’s indication of interest was inadequate in light of Tower’s proposal, has been added to the disclosure on pages 40-41 of the Amended From S-4.

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

SUA’s Reasons for the Merger, page 36
Form and Value of Per Share Merger Consideration and Business Condition and Prospects of SUA, page 36
31.	We note that Tower’s offer was viewed by SUA’s board of directors as presenting the best value available to SUA stockholders. Here, and in the Background to the Merger section as appropriate, please expand your disclosure regarding this determination. For example, you reference “an extensive market test” conducted by SUA and FBR. Please describe the specific factors and attributes of the Tower offer which made it superior to the other transactions considered.
Response: Additional disclosure has been added to the “Background of the Merger” section on page 42 and the “SUA’s Reasons for the Merger” section on pages 46-47 regarding the SUA board of directors’ determination that Tower’s offer presented the best value available to SUA stockholders.
Terms of the Merger Agreement, page 37
32.	Here and in the related section under “Tower’s Reason’s for the Merger,” please disclose the period of time during which SUA may exercise its “walk-away” right.
Response: In response to the Staff’s comment, the disclosure on pages 45, 55 and 68 of the Amended Form S-4 has been revised to disclose the period of time during which SUA may exercise its “walk-away” right.
Opinion of SUA’s Financial Advisor, page 39
33.	Please identify the members of SUA’s management which FBR met with, as referenced on page 40.
Response: The disclosure on pages 39 and 48 of the Amended Form S-4 has been revised in accordance with the Staff’s comment.
34.	Please delete the statement on page 40 that this summary is “qualified in its entirety by reference to the full text of the opinion.”

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: The disclosure on page 47 of the Amended Form S-4 has been revised in accordance with the Staff’s comment.
35.	As indicated in the disclosure on page 40, it appears that SUA and their advisors were provided forward-looking financial information related to Tower’s prospects. Please provide this information to the staff and disclose it in the filing. Similarly, if Tower received forward looking financial information regarding SUA’s prospects that information should be provided to the staff and disclosed in the filing.
Response: Debevoise & Plimpton LLP, on behalf of Tower, and Stroock & Stroock & Lavan LLP, on behalf of SUA, are providing to the Staff under separate cover and on a confidential basis copies of forward-looking financial information regarding the respective prospects of Tower and SUA that were provided to SUA or FBR, in the case of the Tower financial information, and to Tower, in the case of the SUA financial information. The disclosure on pages 30-32, 39 and 41 of the Amended Form S-4 has been revised in accordance with the Staff’s comment to disclose such financial information that was material to the approval of the merger by SUA’s and Tower’s boards of directors.
Comparable Companies Analysis, page 42
36.	Please disclose in more detail the criteria used to select the property and casualty insurance companies used in this analysis. For example, for each factor identified, such as size or target market, please provide a description of the selection criteria or range considered. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.
Response: In response to the Staff’s comment, the disclosure on pages 49-50 of the Amended Form S-4 has been revised to disclose in more detail the criteria used to select the property and casualty insurance companies used in FBR’s comparable companies analysis. FBR has informed SUA and Tower that FBR did not exclude any public companies of which it was aware that met such criteria.
Comparable Acquisitions Analysis, page 43
37.	Please disclose in more detail the criteria, in addition to aggregate transaction value, that were used to select the comparable transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: In response to the Staff’s comment, the disclosure on pages 50-51 of the Amended Form S-4 has been revised to disclose in more detail the criteria, in addition to aggregate transaction value, that were used to select the comparable transactions used in FBR’s comparable acquisitions analysis. FBR has informed SUA and Tower that FBR did not exclude any acquisitions of which it was aware that met such criteria.
Miscellaneous, page 45
38.	Please quantify the amount of fees FBR received from both Tower and SUA for services rendered other than in connection with the merger during the last two completed fiscal years.
Response: The disclosure on pages 38 and 53 has been revised in accordance with the Staff’s comment.
Material U. S. Federal Income Tax Consequences, pages 55-57
39.	We note that you include disclosure regarding the tax opinion that will need to be delivered as a condition to the closing of the merger transaction and what conclusions that that opinion will need to address. However, this section of the prospectus should include a discussion of the material tax consequences of the merger to the SUA shareholders based upon a separate opinion of counsel that addresses the tax consequences to the shareholders of SUA as a result of the merger. The discussion must also clearly explain counsel’s opinion regarding such material tax consequences in addition to discussing the tax consequences. The supporting opinion will need to be executed and delivered to the company prior to effectiveness and filed as an exhibit to the S-4. Consent to the filing of the exhibit and to the use of counsel’s name regarding the disclosure and the opinion in the prospectus should also be filed as an exhibit.
Response: In response to the Staff’s comment, attached to this letter as Exhibit B is a form of legal opinion from Debevoise & Plimpton LLP addressing certain tax matters and attached to this letter as Exhibit C is a form of legal opinion from Stroock & Stroock & Lavan LLP addressing certain tax matters. Prior to effectiveness of the Form S-4, counsel will execute and deliver these opinions to the respective companies and these opinions will be filed as Exhibits 8.1 and 8.2 to the Form S-4 by amendment. SUA and Tower have also revised the disclosure on pages 64-65 of the Amended Form S-4 in accordance with the Staff’s comment.
40.	Although consummation of the merger may be contingent upon the receipt of additional tax opinions prior to the closing, the purpose of this section is to

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

describe the material federal tax consequences to the shareholders of SUA and the supporting tax opinion that counsel has filed with the registration statement. Therefore, you should consider eliminating from this section of the prospectus references to those additional tax opinions which are to be delivered to the parties after effectiveness as a condition to closing of the merger transaction. These other opinions and the condition requiring receipt of such opinions prior to consummation of the merger are already discussed elsewhere in the prospectus.
Response: As noted above, in response to the Staff’s comment number 39, the disclosure on pages 64-65 of the Amended Form S-4 with respect to the material federal tax consequences to the shareholders of SUA has been revised and the supporting opinions of counsel, which, prior to effectiveness of the Form S-4, will be executed by counsel and delivered to the respective companies and will be filed as Exhibits 8.1 and 8.2 to the Form S-4 by amendment. Tower and SUA have considered eliminating references in this section to the additional closing tax opinions and the related closing condition and, respectfully, advise the Staff that this disclosure has been retained because the companies believe the discussion is material to SUA shareholders.
The Merger Agreement, page 58
SUA Walk-Away Right; Tower Top-Up Right, page 59
41.	On page 59, you indicate that SUA’s management would “carefully consider the interests of SUA and its stockholders” in deciding whether to exercise its walk-away rights, if those rights are triggered. Please include disclosure in the forepart of the prospectus discussing the specific factors that the management of SUA would consider in determining what would be in the best interests of the SUA shareholders.

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: In response to the Staff’s comment, additional disclosure has been added to pages 11 and 68 of the Amended Form S-4 discussing the specific factors that SUA’s management would consider in determining what would be in the best interests of the SUA shareholders in deciding whether to exercise its walk-away rights, if those rights are triggered.
Governance Matters upon Completion of the Merger, page 61
Conditions to Completion of the Merger, page 61
Conditions to each party’s obligation to effect the merger, page 62
42.	Please reference required US federal government approvals in addition to the California and Illinois insurance department approvals.
Response: In response to the Staff’s comment, the disclosure on page 71 of the Amended Form S-4 has been revised to reference the required U.S. federal government approvals, in addition to the California and Illinois insurance department approvals.
Representations and Warranties, page 63
43.	Please indicate which representations and warranties are qualified as to materiality or material adverse effect.
Response: In response to the Staff’s comment, the disclosure on page 73 of the Amended Form S-4 has been revised to indicate which representations and warranties are qualified as to materiality or material adverse effect.
Other Covenants and Agreements, page 71
Certain Partner Agent Program Agreement Amendments and Other Partner Agent Matters, page 71
44.	Please provide more detail regarding the partner agent agreements. Do these agreements contain change in control or termination provisions that are triggered by the merger? Are these agreements material to SUA?
Response: In response to the Staff’s comment, additional detail regarding the partner agent agreements, including the fact that the agreements do not contain change in control or termination provisions that are triggered by the merger, and the fact that SUA considers certain of those agreements to be material, has been added to the

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

“Information About the Companies — SUA” section on page 85 of the Amended Form S-4.
SUA Corporate Governance, page 80
Code of Business Conduct and Ethics, page 81
45.	Please confirm whether SUA will disclose any amendments to, or waivers from, any provisions of its Code of Business Conduct and Ethics on its website as well.
Response: SUA confirms that it will disclose any amendments to, or waivers from, any provisions of its Code of Business Conduct and Ethics on its website. Additional disclosure to this effect has been added to page 92 of the Amended Form S-4 in accordance with the Staff’s comment.
SUA Security Ownership of Certain Beneficial Owners and Management, page 87
46.	Please update the security ownership table to be as of the most recent practicable date.
Response: In response to the Staff’s comment, the security ownership table has been updated to be as of the most recent practicable date.
47.	Please confirm to us that the number of shares set forth in the security ownership table includes all shares underlying options exercisable within 60 days of the date selected. Please also include a footnote to that effect.
Response: SUA respectfully advises the Staff that the number of shares set forth in the security ownership table includes all shares underlying options exercisable within 60 days of the date selected. In response to the Staff’s comment, a footnote has also been added to the table to that effect.
Where You Can Find More Information, page 97
Tower Filings, page 99
48.	Please update the list of filings to reference the Form 10-Q for the quarter ended June 30, 2009 and the Current Report on Form 8-K filed August 5, 2009.

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: In response to the Staff’s comment, the disclosure on page 110 of the Amended Form S-4 has been revised to reference Tower’s Form 10-Q for the quarter ended June 30, 2009 and Tower’s Current Reports on Form 8-K filed August 5, 2009.
[SUA] Filings, page 99
49.	Please update the list of filings to reference the Form 10-Q for the quarter ended June 30, 2009 and the Current Reports on Form 8-K and Form 8-K/A filed August 11, 2009.
Response: In response to the Staff’s comment, the disclosure on page 110 of the Amended Form S-4 has been updated to reference SUA’s Form 10-Q for the quarter ended June 30, 2009 and SUA’s Current Reports on Form 8-K and Form 8-K/A each filed on August 11, 2009.
Annex A Amended and Restated Agreement and Plan of Merger, executed on July 22, 2009 and effective as of June 21, 2009, by and among Tower, SUA and Merger Sub, page A-1
50.	Please provide a description of the attachments, exhibits and schedules to the merger agreement that you have not filed publicly and include your agreement to provide these items to the Commission upon request.
Response: In response to the Staff’s comment, page A-72 of Annex A to the Amended Form S-4 has been revised to add a list of the attachments, exhibits and schedules to the merger agreement that have not been filed publicly together with an agreement to provide any such omitted attachments, exhibits and schedules to the Commission upon request.
Annex B Fairness Opinion of FBR Capital Markets & Co., dated June 21, 2009, page B-1
51.	We note that the first sentence of the penultimate paragraph of the FBR opinion on page B-4 states that the FBR letter “does not confer rights or remedies upon the shareholders of the Company or the Purchaser.” Because it is inconsistent with the disclosures relating to the opinion, please delete this limitation on reliance by shareholders.

Securities and Exchange Commission
Division of Corporation Finance
September 8, 2009

Response: In response to the Staff’s comment, page 49 of the Amended Form S-4 has been revised to state that the FBR opinion was provided for the information and use of the SUA’s board of directors in evaluating the merger and does not confer rights or remedies upon the shareholders of SUA or Tower.
Exhibits and Financial Schedules, page II-2
52.	Please file the proxy card as an exhibit to your filing and provide us supplementally with a copy of the proxy card prior to filing.
Response: A copy of the proxy card has been filed as an exhibit to the Form S-4 and Schedule 14A and will be provided supplementally to this response.

     For your convenience, Debevoise & Plimpton LLP, on behalf of Tower, and Stroock & Stroock & Lavan LLP, on behalf of SUA have supplementally provided you with three copies of each of Amendment No. 1 to the Form S-4, Amendment No. 1 to the Schedule 14A, blacklines of Amendment No.1 to the Form S-4 and blacklines of Amendment No. 1 to the Schedule 14A. The blacklines reflect the changes made to the previous filing of each document.
     Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 909-7334.

Sincerely, /s/ Matthew E. Kaplan Matthew E. Kaplan

cc:	Elliot S. Orol, Esq.
Tower Group, Inc.

Scott W. Goodreau, Esq.
Specialty Underwriters’ Alliance, Inc.

Christopher Doyle, Esq.
Stroock & Stroock & Lavan LLP
Enclosures

919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com
Exhibit A
[     ], 2009
Tower Group, Inc.
120 Broadway, 31st  Floor
New York, New York 10271
Tower Group Inc.
Ladies and Gentlemen:
     We have acted as counsel to Tower Group, Inc., a Delaware corporation (the “Registrant”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), by the Registrant of a registration statement on Form S-4, including a proxy statement/prospectus (such registration statement, as amended, including the documents incorporated by reference therein, the “Registration Statement” and such proxy statement/prospectus, including the documents incorporated by reference therein, the “Prospectus”), relating to the issuance of up to [___] shares (the “Shares”) of the Registrant’s common stock, par value $0.01 per share. The Shares are to be issued in connection with the proposed merger of Specialty Underwriters’ Alliance, Inc. (“SUA”) and Tower S.F. Merger Corporation (“Merger Sub”) pursuant to the Amended and Restated Agreement and Plan of Merger, executed on July 22, 2009 and dated as of June 21, 2009, among Registrant, Merger Sub and SUA (the “Merger Agreement”).
     In rendering the opinion expressed below, (a) we have examined and relied on the originals, or copies certified or otherwise identified to our satisfaction, of such agreements, documents and records of the Registrant and such other instruments and certificates of public officials, officers and representatives of the Registrant and others as we have deemed necessary or appropriate for the purposes of such opinions, (b) we have examined and relied as to factual matters upon, and have assumed the accuracy of, the statements made in the certificates of public officials, officers and representatives of the Registrant and the representations and warranties contained in or made pursuant to the Merger Agreement and (c) we have made such investigations of law as we have deemed necessary or appropriate as a basis for such opinions. In rendering the opinion expressed below, we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii)
New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) if issued in physical form, certificates representing the Shares will have been duly executed by the duly authorized officers of the Company in accordance with applicable law and (vi) if issued in book entry form, valid book entry notations will have been made in the share register of the Company.
     Based on and subject to the foregoing, we are of the opinion that, when issued by the Registrant and delivered pursuant to the effective Registration Statement and in accordance with the terms of the Merger Agreement, the Shares will be validly issued, fully paid and non-assessable.
     We are members of the bar of the State of New York. We express no opinion as to the laws of any jurisdiction other than General Corporation Law of the State of Delaware, as currently in effect.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus forming a part thereof. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.
Very truly yours,

919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com
Exhibit B
[     ], 2009
Ladies and Gentlemen:
     We have acted as counsel to Tower Group, Inc., a Delaware corporation (“Tower”), in connection with the proposed merger (the “Merger”) of Tower S.F. Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Tower (“Merger Sub”), with and into Specialty Underwriters’ Alliance, Inc., a Delaware corporation (“SUA”), pursuant to the Amended and Restated Agreement and Plan of Merger executed on July 22, 2009 and dated as of June 21, 2009 (the “Merger Agreement”), by and among Tower, Merger Sub and SUA.
     This opinion letter is being delivered in connection with, and appears as an exhibit to, the registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”) filed by Tower with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Unless otherwise defined, capitalized terms used herein have the meanings assigned to them in the Merger Agreement or the Registration Statement.
     In rendering the opinion expressed below, (a) we have examined and relied upon the Registration Statement, the Merger Agreement and the exhibits thereto and such other documents as we considered relevant to our analysis and (b) we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) that all parties to the Merger Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such Merger Agreement and documents and that the Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Merger Agreement without the waiver or modification of any such terms and conditions and will be effective under applicable state law, (vi) that all representations contained in the Merger Agreement and exhibits thereto are, and at the Effective Time will be, true and complete in all material respects, and that any representation made in any of the documents referred to herein “to the best of the knowledge” (or similar qualification) of any person or party is, and at the Effective Time will be, correct without such qualification, and (vii) that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have,
New York • Washington, D.C. • London • Paris • Frankfurt • Moscow • Hong Kong • Shanghai

 2
or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement.
     Based solely upon and subject to the foregoing and the limitations, assumptions and qualifications set forth in the Registration Statement, we hereby confirm that the statements of law contained in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” constitute our opinion.
     This opinion is based upon the Code, the Treasury regulations (including proposed Treasury regulations) issued thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof. We express no opinion as to the application of any other laws, regulations, or administrative or judicial interpretations. No assurance can be given that any of the foregoing authorities will not be modified, revoked, supplemented or overruled, possibly with retroactive effect, that the IRS will agree with this opinion or that, if the IRS were to take a contrary position, such position would not ultimately be sustained by the courts.
     This opinion is rendered only as of the date hereof, and we assume no responsibility to advise you or any other person of facts, circumstances, changes in law, or other events or developments that hereafter may occur or be brought to our attention and that may affect this opinion.
     Except as expressly set forth above, we express no other opinion regarding the tax consequences of the Merger. This opinion is intended solely for the purpose of inclusion as an exhibit to the Registration Statement. It may not be relied upon for any other purpose or by any other person or entity without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the captions “Legal Matters” and “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.
Very truly yours,

Exhibit C
September [__], 2009
The Board of Directors
Specialty Underwriters’ Alliance, Inc.
222 South Riverside Plaza, Suite 1600
Chicago, IL 60606
Ladies and Gentlemen:
We have acted as counsel to Specialty Underwriters’ Alliance, Inc. (“SUA”), a Delaware corporation, in connection with the proposed merger (the “Merger”) of Tower S.F. Merger Corporation (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Tower Group, Inc. (“Tower”), a Delaware corporation, with and into SUA pursuant to the Amended and Restated Agreement and Plan of Merger executed on July 22, 2009 and dated as of June 21, 2009 (the “Merger Agreement”), by and among Tower, Merger Sub and SUA.
This opinion letter is being delivered in connection with, and appears as an exhibit to, the registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”) filed by Tower with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Unless otherwise defined, capitalized terms used herein have the meanings assigned to them in the Merger Agreement or the Registration Statement.
In rendering the opinion expressed below, (a) we have examined and relied upon the Registration Statement, the Merger Agreement and the exhibits thereto and such other

The Board of Directors; Specialty Underwriters’ Alliance, Inc.
September [     ], 2009

documents as we considered relevant to our analysis and (b) we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) that all parties to the Merger Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such Merger Agreement and documents and that the Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Merger Agreement without the waiver or modification of any such terms and conditions and will be effective under applicable state law, (vi) that all representations contained in the Merger Agreement and exhibits thereto are, and at the Effective Time will be, true and complete in all material respects, and that any representation made in any of the documents referred to herein “to the best of the knowledge” (or similar qualification) of any person or party is, and at the Effective Time will be, correct without such qualification, and (vii) that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement.
Based solely upon and subject to the foregoing and the limitations, assumptions and qualifications set forth in the Registration Statement, we hereby confirm that the statements of law contained in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” constitute our opinion.

The Board of Directors; Specialty Underwriters’ Alliance, Inc.
September [     ], 2009

This opinion is based upon the Code, the Treasury regulations (including proposed Treasury regulations) issued thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof. We express no opinion as to the application of any other laws, regulations, or administrative or judicial interpretations. No assurance can be given that any of the foregoing authorities will not be modified, revoked, supplemented or overruled, possibly with retroactive effect, that the IRS will agree with this opinion or that, if the IRS were to take a contrary position, such position would not ultimately be sustained by the courts.
This opinion is rendered only as of the date hereof, and we assume no responsibility to advise you or any other person of facts, circumstances, changes in law, or other events or developments that hereafter may occur or be brought to our attention and that may affect this opinion.
Except as expressly set forth above, we express no other opinion regarding the tax consequences of the Merger. This opinion is intended solely for the purpose of inclusion as an exhibit to the Registration Statement. It may not be relied upon for any other purpose or by any other person or entity without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the captions “Legal Matters” and “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.
Very truly yours,
STROOCK & STROOCK & LAVAN LLP